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                            January 17, 2024

       Andr  s Conesa Labastida
       Chief Executive Officer
       Grupo Aeromexico, S.A.B. de C.V.
       Avenida Paseo de la Reforma 243, 25th Floor
       Col. Renacimiento, Cuauht  moc 06500
       Mexico City
       United Mexican States

                                                        Re: Grupo Aeromexico,
S.A.B. de C.V.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
21, 2023
                                                            CIK 0001561861

       Dear Andr  s Conesa Labastida:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Risk Factors
       Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, page 39

   1. We note that your fleet consists of a number of Boeing 737-9 Max aircraft. We also note that beginning on
January 6, 2024, the Federal Aviation Administration (FAA) grounded
                                                        737-9 Max aircraft
operated by U.S. airlines or in U.S territory and is conducting an investigation
concerning an in-service incident on a Boeing Model 737-9 MAX aircraft.
                                                        We note that you
announced that your Boeing 737 MAX-9 aircraft will remain on the ground until the FAA
and the manufacturer define the necessary inspections for their return to service.
Please update your draft registration statement to include discussion regarding the grounding
of your Boeing 737 MAX-9 aircraft, the risks that the grounding
 Andr  s Conesa Labastida
Grupo Aeromexico, S.A.B. de C.V.
January 17, 2024
Page 2
      may impose on your business, and any mitigation efforts you may be taking to lessen these risks.
Aircraft lease agreements, page 169

2. As of September 30, 2023, you disclose that 138 of your aircraft were subject to lease agreements with more than 20 different lessors, and four of these lessors leasing a
      "representative" percentage of your aircraft. You also disclose that 10 of your aircraft were subject to financing agreements with the Export-Import Bank of the United
      States. Please file all material aircraft lease agreements or financing agreements as exhibits, or provide your analysis why you are not required to file. See
Item 8.a of Form
      F-1 and Item 601(b)(10) of Regulation S-K.
Compensation for Board Members and Officers and Share Option Plan for Executives, page 208

3. Please update your executive compensation disclosure to reflect the fiscal year ended
      December 31, 2023. For guidance, refer to Item 6.B of Form 20-F.
       Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameAndr  s Conesa Labastida
                                                           Division of
Corporation Finance
Comapany NameGrupo Aeromexico, S.A.B. de C.V.
                                                           Office of Energy &
Transportation
January 17, 2024 Page 2
cc:       John Vetterli, Esq.
FirstName LastName